SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

**Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): August 6, 2002

THE GOODYEAR TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

Ohio	1-1927	34-0253240
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1144 East Market Street, Akron, Ohio	44316-0001
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (330) 796-2121

Item 7.   Exhibits

Designation of Exhibits in this Report	Description of Exhibit
99.1	Conformed Copy of Statement Under Oath of Principal Executive Officer.
99.2	Conformed Copy of Statement Under Oath of Principal Financial Officer.

Item 9.   Regulation FD Disclosure

On August 6, 2002, each of the Principal Executive Officer, Samir G. Gibara, and Principal Financial Officer, Robert W. Tieken, of The Goodyear Tire & Rubber Company forwarded to the Securities and Exchange Commission sworn statements pursuant to Securities and Exchange Commission Order No. 4-460.

A copy of each of these statements is attached hereto as an Exhibit (99.1 and 99.2).


Signature


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Date: August 7, 2002   By   /s/ Robert W. Tieken

Robert W. Tieken
Executive Vice President and
Chief Financial Officer